

April 23, 2015

Via E-mail
McAndrew Rudisill
Chief Executive Officer
Emerald Oil, Inc.
1600 Broadway, Suite 1360
Denver, CO 80202

> **Re:** **Emerald Oil, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2014**
> **Filed March 10, 2015**
> **File No. 1-35097**

Dear Mr. Rudisill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Business, page 1

Overview, page 1

1. Please clarify for us and in your disclosure the apparent inconsistency between your statement that you "plan to drill and complete five wells over the next twelve months" and your statement that your "capital expenditures budget for 2015 is $75.0 million, of which $72 million is expected to fund the drilling of 7.5 net wells." Also tell us the extent to which the $72 million in capital expenditures and the associated drilling plans for 2015 are directed to the conversion of proved undeveloped reserves.

Reserves, page 5

2.   We note the footnote disclosure on page 6 indicates the values for your oil and gas reserves are based on the 12-month unweighted average first-day-of-the-month West Texas Intermediate price for oil and the Questar Rocky Mountains price for natural gas adjusted for transportation, quality and basis differentials. Please expand your disclosure about average sales prices, as appears on pages 2 and 44, to explain that your gas prices have been adjusted to include the value for natural gas liquids, if true.

Risk Factors, page 17

3.   Please expand your risk factor section to discuss the operational hazards associated with your exploration and production activities. For example, address the potential for your operations to be disrupted by blowouts, loss of well control, explosions, fires, and similar events. Please also expand your disclosure to address the operational and financial risks attendant to your use of hydraulic fracturing. We note your discussion of regulatory risks associated with hydraulic fracturing on page 28, in which you disclose that you currently use hydraulic fracturing in your operations.

Financial Statements

Oil and Natural Gas Reserve Data (Unaudited), page F-33

4.   Please expand your disclosure of the changes in net quantities of proved reserves to include for each period the reasons for significant changes in reserves for each line item where such change is evident to comply with FASB ASC 932-235-50-5.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director